UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 3, 2018, Kornit Digital Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Barclays Capital Inc. and Citigroup Global Markets Inc. (the “Underwriters”), and Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo”), relating to an underwritten public offering (the “Offering”), of 3,132,481 shares of the Company being sold by Fortissimo. The offering price to the public is $20.50 per share. The Offering is expected to close on or about December 7, 2018.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-215404), previously filed with the Securities and Exchange Commission (the “SEC”).

On December 3, 2018, the Company issued a press release titled, “Kornit Announces Launch of Secondary Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On December 4, 2018, the Company issued a press release titled, “Kornit Announces Pricing of Secondary Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-215404, filed with the SEC on January 3, 2017, and on Form S-8, SEC file numbers 333-223794, 333-217039, 333-214015 and 333-203970, filed with the SEC on March 20, 2018, March 30, 2017, October 6, 2016 and May 7, 2015, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: December 6, 2018	By:	/s/ Guy Avidan
Name: Guy Avidan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
1.1	Underwriting Agreement, dated as of December 3, 2018, by and among the Company, Barclays Capital Inc. and Citigroup Global Markets Inc., and Fortissimo Capital Fund II (Israel), L.P.

99.1	Press release dated December 3, 2018 and titled, “Kornit Announces Launch of Secondary Public Offering of Ordinary Shares.”

99.2	Press release dated December 4, 2018 and titled, “Kornit Announces Pricing of Secondary Public Offering of Ordinary Shares.”

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